Exhibit 99.1

6701 Center Drive West, Suite 480 Los Angeles, CA 90045 www.versussystems.com

FOR IMMEDIATE RELEASE

Versus Systems To Power In-Stadium Engagement for Mexican National Team’s U.S. Tour

The Mexican National Team to play in #MEXTOUR versus Panama in Nashville, TN on Wednesday, June 30th and versus Nigeria in Los Angeles, CA on Saturday, July 3rd

LOS ANGELES, June 30, 2021 -- Versus Systems Inc. (“Versus” or the “Company”) (Nasdaq: VS) (FRANKFURT: BMVB) announced today that the company will be powering in-stadium fan engagement for the #MEXTOUR, the Mexican National Team’s annual multi-game soccer tour in the United States that begins this week in Nashville, TN. Mexico plays Panama at Nissan Stadium in Nashville on Wednesday, June 30, 2021, and against Nigeria at Los Angeles Memorial Coliseum in Los Angeles, CA on Saturday, July 3, 2021.

Fans will be able to use Versus’s XEO platform to participate in the fan photo filters live in-stadium and on their mobile devices from anywhere they want to support the Mexican National Team.

“Soccer is the biggest sport in the world. #MEXTOUR is an opportunity for a global community of soccer fans, including fans of the Mexican National Team, to engage with one another while watching some of the premier national teams in the sport play in some of the largest and most exciting venues in the United States. Versus is very proud to bring world-class fan engagement to fans both in the stadium and at home – making every game and every live event we touch more fun for everyone,” said Matthew Pierce, Founder and CEO of Versus Systems.

Now in its 18th year, the annual Mexican National Team U.S. Tour games have become some of the most popular events in soccer, with an average of over 60,000 fans per game. With over 80 games played since 2002, the Mexican National Team has been able to use the matches not only to prepare for important competitions like the FIFA World Cup and Concacaf Gold Cup, but also to engage with their fervent fan base across North America.

About Versus Systems

Versus Systems Inc. has developed a proprietary prizing and promotions engine that allows publishers, developers, and creators of streaming media, live events, broadcast TV, games, apps, and other content to offer real world prizes inside their content. Audiences can choose from among the offered prizes and then complete in-game or in-app challenges to win the prizes.  The Versus platform can be integrated into streaming media, TV, mobile, console, and PC games, as well as mobile apps. For more information, please visit www.versussystems.com or visit the official Versus Systems YouTube channel.

Investor Contact:

Cody Slach and Sophie Pearson

Gateway Investor Relations

949-574-3860

IR@versussystems.com

or

press@versussystems.com

Source: https://www.mextour.org/

Disclaimer for Forward-Looking Information

This news release contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact, are forward looking statements and are based on expectations, estimates and projections as at the date of this news release. Any statement that involves discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions, future events or performance (often but not always using phrases such as “expects”, or “does not expect”, “is expected”, “anticipates” or “does not anticipate”, “plans”, “budget”, “scheduled”, “forecasts”, “estimates”, “believes” or “intends” or variations of such words and phrases or stating that certain actions, events or results “may” or “could”, “would”, “might” or “will” be taken to occur or be achieved) are not statements of historical fact and may be forward looking statements. These forward-looking statements are based on reasonable assumptions and estimates of management of the Company at the time such statements were made. Actual future results may differ materially as forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to materially differ from any future results, performance or achievements expressed or implied by such forward-looking statements. Although the forward-looking statements contained in this news release are based upon what management of the Company believes, or believed at the time, to be reasonable assumptions, the Company cannot assure shareholders that actual results will be consistent with such forward-looking statements, as there may be other factors that cause results not to be as anticipated, estimated or intended. Accordingly, readers should not place undue reliance on forward-looking statements and information. There can be no assurance that forward-looking information, or the material factors or assumptions used to develop such forward-looking information, will prove to be accurate. The Company does not undertake any obligations to release publicly any revisions for updating any voluntary forward-looking statements, except as required by applicable law.